                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 26, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING FORMS OF ADVERTISEMENTS BY FIRST UNION APPEARED OR WILL APPEAR FROM TIME TO TIME IN CERTAIN REGIONAL PUBLICATIONS

[PHOTO OF EMPLOYEE]


At First Union, I've been working with customers and helping them find better ways of managing their money for over 20 years. My team and I have always taken great personal satisfaction in seeing our customers reach their goals and solve tough problems.


Lately, our proposed merger with Wachovia has also become a serious topic. Everyone has basically the same question:

What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:


We will be a company driven by a passion for extraordinary customer service.


We will be the kind of company that consistently invests both financial and human resources in a broad range of community-based, local programs like childhood literacy.


We will be a company born of two great institutions. The new Wachovia will be defined by a profound commitment to building enduring relationships and providing a comprehensive range of financial choices for clients, families, local businesses, and corporations.


We will be a company that will take care to make sure that the transition will be as seamless as possible for our customers.

                             [LOGO OF FIRST UNION]

I hope that you will share my enthusiasm for the new Wachovia. I have never sensed a greater commitment on the part of two organizations to creating a new kind of financial company built around customers. The more I learn about it, the better, I believe, it promises to be for our customers, our employees, and our shareholders.


If you should have any questions, please give us a call, toll-free, at 1
888.257.9913. We look forward to talking to you about the company we will be.

                                              /s/ Employee Name

Equal Opportunity
      LENDER           Member FDIC. (C)2001 First Union Corporation

 We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's Internet site http://www.sec.gov and also by calling us at 704-374-6782.)

[PHOTO OF EMPLOYEE]

Throughout my 8 years at First Union, I have worked with customers of all kinds on finding better ways of managing their money. My team and I have always taken great personal satisfaction in seeing our customers reach their goals and solve tough problems.


With all the news about our proposed merger with Wachovia, many of my customers have been asking about what it might mean. Everyone seems to have basically the same question:

What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:


We will be a company born of two great institutions. The new Wachovia will be defined by financial strength and a reputation for building enriching relationships.


We will be the kind of company that consistently invests both financial and human resources in a broad range of community-based local programs like childhood literacy.


The new Wachovia is taking shape as an exciting new kind of company. One that will be focused not on size and sheer numbers, but on the very real needs of our customers.

[LOGO OF FIRST UNION]

If you should have any questions, please give us a call, toll-free, at 1
888.257.9913. We look forward to talking with you about our plans and our company.

                                         /s/ Employee Name

Equal Opportunity
      LENDER           Member FDIC. (C)2001 First Union Corporation

 We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's Internet site http://www.sec.gov and also by calling us at 704-374-6782.)

[PHOTO OF EMPLOYEE]

At First Union, I've been working with customers and helping them find better ways of managing their money for over 17 years. I've had conversations with them about everything from buying a house and planning for retirement to starting a business.


Lately, our proposed merger with Wachovia has also become a serious topic. Everyone has basically the same question:

What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:


We will be a company driven by a passion for extraordinary customer service.


We will be the kind of company that consistently invests both financial and human resources in a broad range of community-based, local programs like childhood literacy.


We will be a company born of two great institutions. The new Wachovia will be defined by a profound commitment to building enduring relationships and providing a comprehensive range of financial choices for clients, families, local businesses, and corporations.


We will be a company that will take care to make sure that the transition will be as seamless as possible for our customers.

[LOGO OF FIRST UNION]

I hope that you will share my enthusiasm for the new Wachovia. I have never sensed a greater commitment on the part of two organizations to creating a new kind of financial company built around customers. The more I learn about it, the better, I believe, it promises to be for our customers, our employees, and our shareholders.


If you should have any questions, please give us a call, toll-free, at 1
888.257.9913. We look forward to talking to you about the company we will be.


                         /s/ Employee Name

Equal Opportunity
      LENDER           Member FDIC. (C)2001 First Union Corporation

 We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's Internet site http://www.sec.gov and also by calling us at 704-374-6782.)

[PHOTO OF EMPLOYEE]

At First Union, I've been working with customers for over 5 years. During this time we've talked about everything from managing their daily finances to planning for their futures.


Lately, though, we've also been talking about our proposed merger with Wachovia and all the news around it. From all walks of life, everyone has basically the same simple question:


What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:


We will be a company driven by a passion and commitment to customer service.


We will be a new company born of the strengths of two great institutions. The new Wachovia will be defined by a profound commitment to building enduring relationships and providing a comprehensive range of financial choices, solutions, and convenient services.


I hope that you will share our excitement for the new Wachovia. I have never sensed greater potential on the part of two such great organizations. The opportunity to create a new kind of company built around the needs of our customers is unique.

[LOGO OF FIRST UNION]

The more I learn about it, the better, I believe, it promises to be for our customers, our employees, our shareholders, and our small business and corporate clients as well.


If you have any questions, please give us a call, toll-free, at 1 888.257.9913. We look forward to talking with you about what kind of company we will be.


                           /s/ Employee Name


Equal Opportunity
      LENDER           Member FDIC. (C)2001 First Union Corporation

 We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's Internet site http://www.sec.gov and also by calling us at 704-374-6782.)

[PHOTO OF EMPLOYEE]

Throughout my 4 years at First Union, I have worked with business partners to help enrich our community. My team and I have always taken great personal satisfaction in seeing our customers reach their goals and solve tough problems.


With all the news about our proposed merger with Wachovia, many of my customers have been asking about what it might mean. Everyone seems to have basically the same question:

What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:


We will be a company born of two great institutions. The new Wachovia will be defined by financial strength and a reputation for building enriching relationships.


We will be the kind of company that consistently invests both financial and human resources in a broad range of community-based local programs like childhood literacy.


The new Wachovia is taking shape as an exciting new kind of company. One that will be focused not on size and sheer numbers, but on the very real needs of our customers.

[LOGO OF FIRST UNION]

If you should have any questions, please give us a call, toll-free, at 1
888.257.9913. We look forward to talking with you about our plans and our company.


                   /s/ Employee Name

Equal Opportunity
      LENDER           Member FDIC. (C)2001 First Union Corporation

 We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's Internet site http://www.sec.gov and also by calling us at 704-374-6782.)

[PHOTO OF EMPLOYEE]

At First Union, I've been working with customers for over 20 years. We've talked about everything from college planning and investments to starting a small business.


Lately, though, we've also been talking about our proposed merger with Wachovia and all the news around it. From all walks of life, everyone has basically the same simple question:

What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:


We will be a company driven by a passion and commitment to customer service.


We will be a new company born of the strengths of two great institutions. The new Wachovia will be defined by a profound commitment to building enduring relationships and providing a comprehensive range of financial choices, solutions, and convenient services.


I hope that you will share our excitement for the new Wachovia. I have never sensed greater potential on the part of two such great organizations. The opportunity to create a new kind of company built around the needs of our customers is unique.

[LOGO OF FIRST UNION]

The more I learn about it, the better, I believe, it promises to be for our customers, our employees, our shareholders, and our small business and corporate clients as well.


If you have any questions, please give us a call, toll-free, at 1 888.257.9913. We look forward to talking with you about what kind of company we will be.

                                  /s/ Employee Name

Equal Opportunity
    LENDER        Member FDIC (C)2001 First Union Corporation
                  Investments in stocks, bonds, mutual funds and other securities:

 ARE NOT FDIC-INSURED o ARE NOT BANK-GUARANTEED o MAY LOSE VALUE
 FIRST UNION SECURITIES, INC., member NYSE and SIPC, is a registered broker-dealer and a separate, non-bank affiliate of First Union Corporation.

 We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's Internet site http://www.sec.gov and also by calling us at 704-374-6782.)

THE FOLLOWING NEWSLETTER WAS DISTRIBUTED TO FIRST UNION EMPLOYEES

JULY 2001 Produced by the Corporate Relations Division for the employees of First Union Corporation

[PHOTO OF KEN THOMPSON AND BUD BAKER]

First Union Chairman and CEO Ken Thompson (left) and Wachovia Chairman and CEO Bud Baker have met with employees of both companies as well as groups of shareholders since announcing the proposed merger of equals on April 16.

Two Frequent Questions

Why will the combined company be called Wachovia?

    Employees are proud of both company names and the heritage they represent. In making the Wachovia/First Union combination work, CEOs Ken Thompson and Bud Baker agreed that a certain balance should be reached in putting together a new organization.
    Wachovia is a distinctive name that stands out from other financial services companies. It is known for excellent customer service and has an outstanding reputation among corporate customers. In areas where the Wachovia name is less well known, the new company will work hard to build the brand through advertising and marketing.

What does Wachovia mean, anyway?

    Wachovia is the Latin form of the German name Wachau. In 1753, Moravian settlers gave the name to a tract of land they acquired in North Carolina.The settlers chose the name because the land resembled a valley along the Danube River known as Der Wachau.
    In 1879, a bank opened in the town of Winston under the name Wachovia National Bank. Fourteen years later, Wachovia Loan and Trust opened nearby. The two merged in 1911 to form Wachovia Bank and Trust, which evolved into Wachovia Corp.

What's Inside

Service Tradition...............    2
Profiles of Top
Leaders.........................  2-3
What They're Saying.............    4
Important Legal
Information.....................    4

Hallmarks of the New Wachovia

The proposed merger between First Union and Wachovia will create a company that we believe is better than either would be on its own.

     We believe the new Wachovia -- the result of a proposed merger of equals between First Union and Wachovia -- will be a financial service powerhouse operating from a position of strength in the interest of customers, communities, shareholders and employees. We believe the company will have the size, skill, knowledge, capital and relationships to be a leader in the financial service industry.
     Separately, the two companies pushed the era of interstate and national banking forward. Competing side by side, both learned and grew. Together, we think the two companies will have unprecedented synergies.
     We believe the new Wachovia will be the leading East Coast distribution franchise, with a market share rank of 1, 2 or 3 in almost every metropolitan area from the suburbs of New York City to Key West, Fla.

Here are four hallmarks of the new Wachovia:

1. Customers Are the Top Priority
    The combined company plans to blend Wachovia's renowned service model with First Union's strong sales and distribution platform to bring the best to customers. Retail customers will be able to bank when, where and how they choose:
 .    Face to face in financial centers.
 .    Online through the Internet.
 .    By telephone with 24-hours-a-day, seven-days-a-week sales and service expertise.
 .    Through more than 5,100 ATMs.
    Business clients will benefit from a relationship approach in which knowledge of client needs will prove invaluable in every stage of their development.

2. A Strong Business Mix Means Great Growth Potential
    The  combined  company  will  strive  to  offer  the
financial  products  or  services a retail  customer  or
business client wants:
 .    Competitive traditional banking products.
 .    Investment offerings such as mutual funds, brokerage services and annuities.
 .    Insurance.
 .    International corporate and correspondent banking.
 .    Access to the capital markets.

    The most powerful way to help ensure long-term benefits to customers, communities, shareholders and employees is to build the most financially sound organization possible. By combining this comprehensive mix of products with multiple channels and outstanding service delivery, the new Wachovia expects to be able to grow revenue, earnings and dividends for shareholders at a faster rate than either company would on its own. This should result in capital to be invested in core businesses and technology, our employees and our communities.

 3. Community Commitments
    The new Wachovia will mesh two community stalwarts. Last year, the two companies contributed more than $70 million in total donations of goods and services -- not including countless employee volunteer hours to education and other worthy causes. The new Wachovia will continue this proud tradition of community support.
    Recently First Union and Wachovia announced a joint five-year community commitment for the new Wachovia to provide an additional $20 billion in small business lending, $9 billion in affordable mortgages and $6 billion in community development lending and investments. Also new: $1 million for counseling programs through the community partnership mortgage program and $1 million for down-payment assistance for low-income homebuyers.

 4. Financial Discipline Is Key
    To support these external focuses, the combined company is committed to internal measurement and accountability at every level, including:
 .    A culture of tight expense control and positive earnings leverage.
 .    A focus on high-quality growth that is driven by financial performance.
 .    A rigorous capital allocation strategy. This involves requiring a minimum rate of return on internal investments and being willing to exit businesses that have a low return.
 .    Becoming the industry model for premier risk management.

In summary . . .
    The combined company's intense focus will remain on customer service, revenue growth, cost control and value creation.
    In short, we believe the new Wachovia will be an extraordinary concept in financial service, built on values familiar to anyone who knows either company. And ultimately, the merger of equals will create, in our view, a company that is better than either company could have been on its own.

What We Are Planning to Create

The best talent . . .
The best products and services . . .
The best practices . . .
The best technology . . .
All in a platform that focuses on customers and that we believe will lead to revenue and earnings growth

                             [CHART OF EAST COAST]

                                The New Wachovia*
                                                               National
        Measure                      Size                      Ranking

Assets                             $329 billion             4th largest
Market Capitalization              $45 billion              5th largest
Branches                           2,900                    3rd largest
ATMs                               5,100                    5th largest
Customers                          19 million
Deposits                           $186 billion             2nd largest
Assets Under Management            $216 billion             5th largest
Mutual Fund Assets                 $98 billion              4th largest
Registered representatives         8,300                    2nd largest**
Online Accounts                    3 million                2nd largest

*    pro forma as of July 2001
**   among bank-owned broker/dealers

                                  Full-Service
                                 Banking Offices

                                    First Union
                                    Wachovia

                                      Plus...
                              |X|Brokerage offices in 47 states
                              |X|Nationwide Capital Markets
                                 and Home Equity businesses

FIRST UNION BRAND
"Smart, straightforward financial solutions in our customers' best interest."

Top-Level Service Is a Cherished Wachovia Tradition

First Union's customer focus meshes well with Wachovia's valued tradition of service excellence.

Wachovia opened its doors in 1879 to serve farmers, businessmen and craftsmen in the neighboring towns of Winston and Salem. Although Wachovia's client base has grown and changed over the years, its emphasis on traditional values of service and integrity have remained strong.

     "One may have all efficiency and integrity and yet not measure up to the [service] standard this company has set for its force," reads an article entitled "The Wachovia Spirit" published in The Wachovia newspaper of July 1929. "One may be crystal clear in his conduct but ice cold in his attitude, and such a one lacks an essential of the Wachovia Spirit."

Relationships Are Key
    Wachovia focuses on building long-term customer relationships. In 1973, Wachovia piloted the Personal Banker concept, an innovative customer-centered approach to banking that assigned a Personal Banker to each of its hundreds of thousands of individual customers.The concept has evolved over the years but the personalized approach continues today.
    When Wachovia re-engineered its brand in 1997, The Wachovia Promise emerged, which states, "We have our customer's best interest at heart."To help employees deliver this promise to customers, Wachovia developed "Seven Steps to Exceptional Service" (see article below).
     "The Seven Steps are very behavioral-based actions that put the onus on the individual employee," said Kelly Pryzwansky, manager of Retail Service Quality for Wachovia.

[PHOTO OF BETH MCCAGUE]

McCague

     "We have a lot to learn from Wachovia, because the service reputation is so strong within the customer base. Wachovia has a long history and a very good reputation for high service levels and personalized service. As I see it, our goal for the new Wachovia remains the same: to make customer service so excellent that it is a competitive advantage and for the new Wachovia to become the benchmark for customer service in the financial services industry."

-- Beth McCague, head of First Union Corporate Customer Service Excellence

Mystery Shopping
     The Wachovia Promise is further reinforced by the Mystery Customer Program, a service measurement process for Wachovia's retail branch network. This program recruits Wachovia customers to "shop" lobby tellers, drive-up-window tellers, personal bankers and sales and service managers. The mystery customers evaluate employee behaviors that are integral to the customer service experience and consultative sales process. Managers receive monthly reports on individual and branch performance to recognize employees who receive excellent evaluations and coach other employees in specific sales and service behaviors.

T.O.P.
    Wachovia rewards outstanding employee behaviors through a companywide incentive program that incorporates both sales and service. The T.O.P. (Truly Outstanding Performance) Dollar Reward program enables employees to accumulate "T.O.P. Dollars" -- certificates that can be exchanged for merchandise, gift certificates or travel vouchers. Employees earn T.O.P. Dollars for both individual and team actions that result in positive Mystery Customer evaluations or increased sales during special promotions.
    "Customer service is ingrained in our culture," said Pryzwansky. "Everything we do focuses on relationship management and doing what is right for the customer. We are really attacking the same type of challenges as First Union, and implementing the Seven Steps every day with every customer gives us an opportunity to stand out in the marketplace."
                                                                 -- Carrie Ruddy

Wachovia's Seven Steps to Exceptional Service:

1. "I enthusiastically greet each customer.
2. "I focus my full attention on each customer.
3. "I take ownership of each customer's needs and involve the customer in mutually beneficial solutions.
4. "I am professional and knowledgeable.
5. "I am responsive within each customer's time frame.
6. "I create value by exceeding each customer's expectations.
7. "I sincerely thank each customer."

TOP LEADERS

Meet the Leaders of the new WACHOVIA

[PHOTO OF BUD BAKER]

L. M. (Bud) Baker Jr.

Joined Wachovia in: 1969

Role in the new Wachovia:
Chairman of the Board

Top reason for unfettered enthusiasm about the merger: "I believe our merger of equals provides each company the chance to be better than they have been before. This is a once-in-a-lifetime opportunity to create an amazing new organization designed for the future."

My personal hero and what that person taught me: "My grandfather. He worked for 45 years for the Baltimore and Ohio Railroad and said, `When you work at a big company, remember to help out whenever you can, greet every person each day with a smile and never say anything about someone you wouldn't say if they were in the room.'"

The biggest goal I've set and achieved so far: "To have a happy and fruitful marriage with children I love."

My business day isn't complete without: "Trying to put in some order the most important things that lie ahead."

[PHOTO OF KEN THOMPSON]

Ken Thompson

Joined First Union in: 1976

Role in the new Wachovia:
Chief Executive Officer

Top reason for unfettered enthusiasm about the merger: "Combining our two companies is going to be fantastic for shareholder value and great for employees."

My personal hero and what that person taught me: "Winston Churchill. He said that you can accomplish great things and beat the odds if you have perseverance and stand by your convictions."

The biggest goal I've set and achieved so far: "Helping to build First Union and then becoming CEO of the company I love."

My business day isn't complete without: "Talking to my wife and children."

People who know me well would describe me as: "Approachable, committed and goal oriented. I also consider myself a good listener."

[PHOTO OF BOB KELLY]

Bob Kelly

Joined First Union in: 2000

Role in the new Wachovia:
Chief Financial Officer

Top reason for unfettered enthusiasm about the merger: "I'm a shareholder, and I'll be happy!"

My personal hero and what that person taught me: "Winston Churchill, because he advised believing in your people and having unwavering confidence in your cause."

The biggest goal I've set and achieved so far: "Getting `settled in' at First Union and meeting as many people as possible."

My business day isn't complete without: "Pretzels, Diet Coke and checking our stock price."

People who know me well would describe me as: "Customer-friendly, shareholder-focused -- and enjoying Charlotte."

[PHOTO OF DONALD TRUSLOW]

Donald Truslow

Joined Wachovia in: 1980

Role in the new Wachovia:
Chief Risk Management Officer

Top reason for unfettered enthusiasm about the merger: "Having the chance to help build and be a part of the best financial institution in the country."

My personal hero and what that person taught me: "My father, who instilled in me the core values of respect for others, patience, high work ethic, honesty and a perspective on what's important and what's not."

The biggest goal I've set and achieved so far is: "Convincing my wife to marry me -- followed by balancing family and career (most of the time)."

My business day isn't complete without: "Learning something new."

People who know me well would describe me as: "Thoughtful, fair, balanced, willing to listen, approachable -- and a lousy golfer."

[PHOTO OF BEN JENKINS]

Ben Jenkins

Joined First Union in: 1971

Role in the new Wachovia:
Head of the General Bank

Top reason for unfettered enthusiasm about the merger: "It positions us to have among the best financials in our industry, which allows us to invest in our business and continue to grow."

My personal hero and what that person taught me: "My dad, who taught me to do your very best, there's no substitute for hard work and be nice to everybody."

The biggest goal I've set and achieved so far is: "Professionally, I have the job I've always wanted; personally, I'm pleased that my wife and I had something to do with getting our three great children into college, out of college, out of the house, successfully employed and happy."

My business day isn't complete without: "A great run in the morning."

People who know me well would describe me as: "Focused, intense and fun."

[PHOTO OF STAN KELLY]

Stanhope A. (Stan) Kelly

Joined Wachovia in: 1980

Role in the new Wachovia:
Head of Wealth Management

Top reason for unfettered enthusiasm about the merger: "The new Wachovia is a dream come true -- the regional leader on the Eastern Seaboard in the highest growth business in the financial service industry."

My personal hero and what that person taught me: "Sherwood Parker, my late father-in-law. He taught me the importance of placing other people before one's self."

The biggest goal I've set and achieved so far: "Leading a balanced and rewarding life as a husband, father and professional while helping others achieve their dreams."

My business day isn't complete without: "Cleaning off my desk, so I can have a fresh start in the morning!"

People who know me well would describe me as:
"Aspirational, enthusiastic, practical and fun -- I hope."

[PHOTO OF MARK TREANOR]

Mark Treanor

Joined First Union in: 1999

Role in the new Wachovia:
Chief Legal Counsel

Top reason for unfettered enthusiasm about the merger: "This merger will make us a powerhouse for the future in the financial service industry -- both in this country and beyond."

My personal hero and what that person taught me: "John McCloy -- a lawyer, banker and government official who believed in the rewards of leading a team to solve a problem without regard to who gets credit."

My business day isn't complete without: "At least one frantic call from Corporate Communications."

People who know me well would describe me as: "Obnoxious, opinionated, and generally mean."

[PHOTO OF DAVID CARROLL]

David Carroll

Joined First Union in: 1981

Role in the new Wachovia:
Co-head of Merger Integration; head of Specialty Finance and Corporate Support

Top reason for unfettered enthusiasm about the merger: "I honestly believe we have an opportunity to build the highest quality company in the United States."

My personal hero and what that person taught me: "My two sons. They have a contagious impatience with the status quo and an incredible zest for life. I learn from them every day."

My business day isn't complete without: "My able assistant keeping my feet on the ground and reminding me what's really important and who actually has the tough job here."

People who know me well would describe me as: "Someone who would skip this question."

[PHOTO OF BOB MCCOY JR.]

Robert S. (Bob) McCoy Jr.

Joined  Wachovia  in: 1984,  when I joined  South  Carolina
National, which merged with Wachovia in 1991

Role in the new Wachovia:
Co-head of Merger Integration

Top reason for unfettered enthusiasm about the merger: "The chance to build the world's best financial service company."

My personal hero and what that person taught me: "I have none except for my father, who taught me to be fair and work for everything you get."

My business day isn't complete without: "Making sure that I have completed everything that I can and returned all phone calls."

[PHOTO OF PAUL GEORGE]

Paul G. George

Joined Wachovia in: 1999

Role in the new Wachovia:
Director of Human Resources

Top reason for unfettered enthusiasm about the merger: "The quality of the combined talent at the new Wachovia."

My personal hero and what that person taught me: "My mom and dad, who taught me the only real and lasting virtue is the respect of your colleagues, customers and community."

The biggest goal I've set and achieved so far is: "Having careers in multiple industries."

My business day isn't complete without: "An issue that makes me laugh and realize that work is just a small part of life."

People who know me well would describe me as: "Intense, focused, honest and fair."

[PHOTO OF JEAN DAVIS]

Jean E. Davis

Joined Wachovia in: 1985

Role in the new Wachovia:
Head of Operations, Technology and E-Commerce

Top reason for unfettered enthusiasm about the merger: "The incredible opportunity it offers for all of us."

My personal hero and what that person taught me: "My first job out of college was at a trucking company, where I was a supervisor on a loading dock. Jim Cogle, another supervisor there, showed me that there could be great satisfaction in doing even mundane tasks really well."

My business day isn't complete without: "Coffee and a doughnut."

People who know me well would describe me as: "Busy."

[DON MCMULLEN]

Don McMullen

Joined First Union in: 1995

Role in the new Wachovia:
Head of Capital Management

Top reason for unfettered enthusiasm about the merger: "The tremendous opportunity to join forces with a financial service company that prides itself on service quality with superior products and services in brokerage, mutual funds and wealth management."

My personal hero and what that person taught me: "My parents, who taught me to treat others the way you want to be treated."

The biggest goal I've set and achieved so far: "Helping build First Union's Capital Management Group into a top national, multi-channel brokerage, asset management, high net worth and institutional organization."

My business day isn't complete without: "Interacting with teammates to strategize on how to grow the business, and talking to customers to help ensure satisfaction."

[PHOTO OF BARNES HAUPTFUHRER]

Barnes Hauptfuhrer

Joined First Union in: 1988

Role in the new Wachovia:
Co-Head of Capital Markets

Top reason for unfettered enthusiasm about the merger: "It will make us stronger financially, add to our regional deposit and asset-gathering market shares
-- and reduce costs." My personal hero: "Kobe Bryant, because I never had his jumping ability or moves."

The biggest goal I've set and achieved so far: "Starting and managing First Union Capital Partners from 1988 to 1998 -- and achieving our investment hurdle rates in every year."

My business day isn't complete without: "Twenty-five unexpected `crises' to resolve per day."

People who know me well would describe me as: "Tall."

[PHOTO OF STEVE CUMMINGS]

Steve Cummings

Joined First Union in: 1998, when First Union acquired
Bowles Hollowell Conner

Role in the new Wachovia:
Co-Head of Capital Markets

Top reason for unfettered enthusiasm about the merger: "Strengthening our company from a financial point of view is first. A close second is the clear message that we are playing to win, we know we are on the right track and we are confident in our abilities."

My personal hero and what that person taught me: "My wife. With six kids (seven, including me), she amazes me in keeping everyone on track every day."

The biggest goal I've set and achieved so far: "Seeing the progress First Union has made in tearing down walls to create a tighter and more focused Capital Markets team."

My business day isn't complete without:"Hearing about a `win' that resulted from a team effort."

[PHOTO OF MAC EVERETT]

Mac Everett

Joined First Union in: 1978

Role in the new Wachovia:
Head of Corporate and Community Affairs

Top reason for unfettered enthusiasm about the merger: "The opportunity to show the connection between financial success and the heart and soul of the people who will make the new Wachovia a company built to last."

My personal hero and what that person taught me: "My wife, Andy, who continues to teach me how to keep things in perspective. In addition, an early mentor advised me always to have three older friends who are willing to share their experiences."

The biggest goal I've set and achieved so far: "Knowing the difference between those things that are really important and those that are simply urgent."

My business day isn't complete without: "Doing something to help a customer, support an associate or friend, and make Charlotte a better place to live."

                                    DataBank
                            Facts for Your Info File

                                    [GRAPH]

                     Brokerage and Wealth Management 30-35%

                               Retail Bank 35-40%

                   Corporate/Investment Bank and Other 25-30%

                             Net Income Composition:
                First Union and Wachovia estimate that, based on
             current trends, net income for the combined company in
              the next 3-5 years will be nearly equally divided in
                                three key areas.

WordForWord
Quotables from Notables

    "The fit between First Union and Wachovia is great. Our business models are compatible, and our strategic visions are well-aligned. Now is the time to put customers first because we cannot risk losing focus. In the glare of publicity, customers and others will be watching each of us for clues to how we'll conduct ourselves in the combined company. Let's not disappoint them."
              -- Ken Thompson, First Union Chairman and CEO

[LOGO OF WACHOVIA]

[LOGO OF FIRST UNION]


StockWatch
Three-Month First Union Stock Price Moves


3/30/01   4/12/01   4/30/01    5/15/01    5/31/01    6/15/01    6/29/01

$33.00    $31.92    $29.97     $30.62      $32.25     $32.48     $34.94



TalkBack
Your Opinion Counts

First Union's newspaper is a source of information for and about employees. To help ensure it is providing you with the information you value most, please respond to the survey below and return it to Corporate Relations, Network survey, mailcode NC-0570.

Use grades of 5 for Strongly Agree, 4 for Agree, 3 for No Opinion, 2 for Disagree and 1 for Strongly Disagree.

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_______ The presentation of Network is attractive, well organized and easy to
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_______ The number of pages in Network is appropriate.

_______ The length of articles in Network is appropriate.

_______ Network is clear and accurate.

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_______ Network is broad, covering diverse business units, states and activities.

_______ Network is timely, up to date and delivered consistently.

Please add your comments:

Business unit: _______________________________________ State:__________

JULY 2001                                                #2439

What They're Saying . . .

Response to the proposed First Union/Wachovia merger from analysts and the media has been varied.

     When First Union and Wachovia announced plans to merge on April 16, it was big news. Since then, hundreds of news articles and reports from stock analysts have hashed and rehashed the finer points of the merger plan and the effects it will have on customers, shareholders, employees and communities.

     Such reports have occasionally been tough, but most have been fair overall. Opinions about the merger have shifted as details have emerged about the agreement and the new Wachovia's vision for the future.

The Media
    In the first few weeks after the April announcement was made, the press focused on (among other things):
 .    The specifics of the agreement between First Union and Wachovia.
 .    How and when the two companies first began talking about a merger of equals.
 .    What the name "Wachovia" means.
 .    Where Bud Baker and Ken Thompson held preliminary merger discussions.
 .    What effect the merger would have on various cities in the combined company's East Coast marketplace.
 .    What customers could expect after the merger was finalized.
 .    What competitors had to say about a new Wachovia.
 .    What a merger of equals between First Union and Wachovia would mean for the financial service industry as a whole.

     Newspapers described the deal variously as "brassy," "controversial" and "forward-thinking." Most made an attempt to quote financial analysts who were positive on the merger and those who were not.
     Press coverage soon began shifting toward issues of integration for First Union and Wachovia. News about regional leaders for the new Wachovia's market areas was widely reported, and some articles detailed system and branch integration plans. First Union Chairman and CEO Ken Thompson and Wachovia Chairman and CEO Bud Baker were interviewed for articles addressing the rationale of the merger as well as their opinions on the outlook for the new company.
     Then -- one month into the merger progress -- SunTrust announced its takeover bid for Wachovia. Media reports immediately shifted from integration-focused to "the battle for Wachovia." Marital metaphors blossomed, with Wachovia cast as the bride and SunTrust as the spurned suitor.
     After the Wachovia board of directors rejected the SunTrust proposal -- and as more detailed information was disseminated --the tone of media coverage changed again. SunTrust's offer soon was depicted as "unsolicited" and "hostile." Some North Carolina newspapers such as the Charlotte Observer and the Winston-Salem Journal editorialized in favor of the First Union/Wachovia merger. In addition, the news media noted the shrinking premium of the SunTrust offer over the First Union proposal. On June 7, in fact, the New York Times noted, "The battle for the Wachovia Corporation seems to have tilted toward the First Union Corporation as the value of a hostile offer by SunTrust Banks has continued to decline." The article also noted the poor track record of hostile takeovers in the banking industry.

The Analysts
     Many financial analysts who follow First Union stock initially expressed surprise at the announcement of the First Union/Wachovia merger. Thompson acknowledged at the time that some analysts were positive on the merits of a Wachovia/First Union combination but negative on the timing of the combination-- noting that analysts might well have preferred a year's additional time before First Union entered into a merger. One analyst noted that, "From a financial standpoint, it's hard to argue with the economics from First Union's point of view. A no-premium acquisition of an in-market competitor suggests that significant cost savings should drop right to the bottom line."
     Though some stock analysts wrote that the terms of the deal were good-- as were the long-term prospects for the combined company-- some expressed concern about the short-term risks associated with integration and the timing of the deal.
     Once Thompson and Baker began to visit with analysts and further explain the merits of the deal, a new picture began to emerge. One analyst wrote, "We are having increasing difficulty in understanding why investors do not see the clear benefits of merging these two companies. This merger will accelerate the recovery of First Union and lead to superior stock performance over the next 12 months."
     After the SunTrust bid was announced in mid-May, analysts shifted their attention to the financial details. As SunTrust's premium decreased, however, one analyst who had been critical of bank mergers wrote in a research report to investors: "A First Union/Wachovia combination would have a more attractive geographic footprint and larger exposures to faster growing parts of the financial services business such as capital markets and asset management."
                                                             -- Don Vecchiarello

Keep Up with Merger News

First Union employees can keep up to date with the latest developments on the merger of equals with Wachovia through a variety of channels.

One commitment arising immediately from the proposed merger of equals between Wachovia and First Union was to keep employees informed of developments as soon as they occur. At First Union, employees can track the news in at least four ways:

 .    Regular announcements posted on green.com, the corporate Intranet.

 .    Merger Updates on the Web, a site that includes not only merger-related news and announcements but also answers to employees' most frequently asked questions. You also can ask a question.

 .    Merger Update, a weekly broadcast on FirstNet that airs each Friday at 8:30
     a.m. The show typically is 15 minutes or fewer.

 .    Merger.Update.2001, a FUNMail bulletin board that contains all relevant news, memos, announcements and other merger-related documents.

July 2001
Network is the newspaper for employees of First Union Corporation.

Bill Anderson, editor
Brandon Lacy, designer

Important Legal Information: Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction with Wachovia and any other relevant documents filed with the SEC because they contain important information.You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING MEMORANDUM TO FIRST UNION EMPLOYEES WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE

                                                                     Interoffice
                                                                     Memorandum

[LOGO OF FIRST UNION]

Date:                                                        From:
July 26, 2001                                                Ken Thompson
                                                             Chairman and CEO

To:                                                          Re:
All Employees                                                Wachovia Merger


The busy summer agenda we set for ourselves has resulted in three pieces of good news so far:

     . We received endorsements from Institutional Shareholder Services and Proxy Monitor, two independent advisory groups that make recommendations to their clients on how to vote their shares. After thorough study, both organizations concluded that shareholders would be best served by voting for the First Union/Wachovia merger. Such recommendations are key because many institutions look to third-party sources for guidance in voting their shares.

     . We scored a clear victory in a lawsuit involving SunTrust. On July 20, the North Carolina Business Court upheld key provisions of our negotiated agreement and validated the Wachovia board's decision-making process to merge with First Union.

     . We announced strong second quarter earnings on July 12, leading many financial analysts to acknowledge our progress since our 2000 strategic restructuring.

I am enormously gratified by these developments, and every one of you shares in the credit. Your focus on serving customers, controlling expenses and building revenue is what drove us to this point. That focus will continue to serve us well in the new Wachovia. After all, what we are planning to create is a financial services powerhouse that we believe will offer tremendous opportunities for employees and operate from a position of strength. Thank you for your hard work and enthusiasm. In the days ahead, let's keep two thoughts in mind:

     . We are sprinting toward the July 31 First Union shareholder vote and the August 3 Wachovia shareholder vote. Please encourage your colleagues to make their voices heard. Reaching everyone is important because failing to vote is the same as voting "no."

     . While we continue planning for the smooth integration of First Union and Wachovia, let's keep our focus on serving customers.

I look forward to celebrating together a brand new company.

Note:  The following notice is included to meet certain legal requirements:

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION AND WACHOVIA

[LOGO OF FIRST UNION]                                         [LOGO OF WACHOVIA]

Thursday                Media Contacts:
July 26, 2001           First Union:  Laurie Hedrick                704-374-3465
                        Wachovia:     Jay Reed                      336-732-5855
                                      Vince Scanlon                 336-732-6387

                        Investor Contacts:
                        First Union:  Alice Lehman                  704-374-4139
                        Wachovia:     Robert S. McCoy Jr.           336-732-5926
                                      Marsha L. Smunt               336-732-5788


FIRST UNION AND WACHOVIA TO DIVEST 38 BRANCHES FOR REGULATORY APPROVAL OF
-------------------------------------------------------------------------
MERGER
------

CHARLOTTE, N.C. and WINSTON-SALEM, N.C. - First Union Corporation (NYSE:FTU) and Wachovia Corporation (NYSE:WB) announced today that in connection with the proposed merger of equals, the new combined company would divest a total of 38 branches, totaling $1.503 billion in deposits, as part of the merger approval process to meet the U.S. Department of Justice's antitrust guidelines.

"We are committed to finding buyers that best suit the needs of our customers, employees and communities," said Ben Jenkins, First Union vice chairman and head of General Banking for the new company. "It is our intent that the employees of the affected branches will continue to be employed with the purchasing institutions and that customers will experience little or no disruption as a result of this transition."

All sales will include deposits, loans and related premises and equipment, and are contingent upon completion of the Wachovia and First Union merger. The companies are seeking proposals from qualified financial services institutions to purchase the branches. Once buyers are identified and enter into agreements with Wachovia and First Union, customers will begin to receive information about the transition process. Customers do not need to do anything at this time.

                                   --MORE--


First Union and Wachovia to Divest - page 2
-------------------------------------------

Branches being divested are as follows:
First Union

Market                    Branch Name               Address

Savannah, Ga.             Wilmington Island         319 Johnny Mercer
                                                    Drive
                          Johnson Square            2 E. Bryan Street
                          Victory Drive             2225 East Victory
                                                    Drive

Arden, N.C.               Arden                     2397 Hendersonville
                                                    Road

Asheville, N.C.           Smoky Park Highway        159 Smoky Park Highway
                          West Asheville            700 Haywood Road
                          East Asheville            771 Tunnel Road
                          Biltmore                  One Angle Street
                          North Asheville           711 Merrimon Avenue

Black Mountain, N.C.      Black Mountain Main       200 Highway 9

Canton, N.C.              Canton                    101 Main Street

Elizabeth City, N.C.      West Ehringhaus           1404 W. Ehringhaus
                                                    Street

Hendersonville, N.C.      Eastgate                  1452 7th Avenue East
                          Hendersonville Main       222 S. Main Street
                          North Hills               1321 Asheville Highway

Morganton, N.C.           Morganton Main            300 North Green Street
                          South Sterling            612 S. Sterling Street

North Wilkesboro, N.C.    North Wilkesboro Main     924 B. Main Street

Salisbury, N.C.           West Innes                215 West Innes Street

Sylva, N.C.               Sylva Main                624 W. Main Street

Walkertown, N.C.          Walkertown Main           2780 Old Hollow Road

                                    --MORE--


First Union and Wachovia to Divest - page 3
-------------------------------------------


Walnut Cove, N.C.        Walnut Cove Main        234 S. Main St.

Weaverville, N.C.        Weaverville             160 Weaver Blvd.

Winston-Salem, N.C.      First Stratford         101 S. Stratford Road
                         Ogburn Station          4306 N. Liberty
                                                 Street
                         Silas Creek Crossing    3288 Silas Creek
                                                 Parkway
                         Reynolda Manor          2801 Reynolda Road
York, S.C.               York Main               12 N. Congress Street

Wachovia

Market                   Branch Name             Address

Waynesville, N.C.        Waynesville Main        135 N. Main Street

Bedford, Va.             Bedford                 115 W. Main Street

Chilhowie, Va.           Chilhowie               119 Lee Highway

Hardy, Va.               Smith Mountain Lake     13264 Booker T.
                                                 Washington Highway

Roanoke, Va.             Towers Mall             670 Brandon Ave
                         Franklin Plaza          111 Franklin Road
                         Crossroads Mall         1315 Hershberger Road
                                                 North
                         Cave Springs            4110 Brambleton Ave SW
                         460 East                3565 Orange Ave NE

Salem, Va.               West Salem              1395 W. Main Street

First Union and Wachovia to Divest - page 4
-------------------------------------------

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

Wachovia (NYSE:WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Atlanta and Winston-Salem, N.C., and had assets of $74.8 billion at June 30, 2001. Wachovia's Web site is located at www.wachovia.com.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase

                                   --MORE--


First Union and Wachovia to Divest - page 5

significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).


                                    --END--